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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)

                       VALUE CITY DEPARTMENT STORES, INC.
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   920387 10 7
                                 (CUSIP Number)


                                December 31, 2000
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)

         [   ]    Rule 13d-1(c)

         [ X ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 920387 10 7
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1.       Names of Reporting Person: Schottenstein Stores Corporation
         S.S. or I.R.S. Identification No. of Above Individual (optional): N/A

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [   ]
                  (b)      [   ]

3.       SEC Use Only

4.       Citizenship or Place of Organization:   Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power:   18,126,266

6.       Shared Voting Power:  0

7.       Sole Dispositive Power:  18,126,266

8.       Shared Dispositive Power:  0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         18,126,266

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                  [   ]

11.      Percent of Class Represented by Amount in Row (9):   53.9%

12.      Type of Reporting Person:  CO

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CUSIP No. 920387 10 7
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Item 1.

         (a)      Name of Issuer - Value City Department Stores, Inc.
         (b)      Address of Issuer's Principal Executive Offices:
                  3241 Westerville Road, Columbus, Ohio  43224

Item 2.

         (a)      Name of Person Filing
                  Schottenstein Stores Corporation

         (b)      Address
                  1800 Moler Road, Columbus, Ohio  43207

         (c)      Citizenship
                  United States of America

         (d)      Title of Class of Securities
                  Common Stock, Without Par Value

         (e)      CUSIP Number
                  920387 10 7

Item 3.           Not Applicable

Item 4.           Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned: 18,126,266

         (b)      Percent of class: 53.9%

         (c)      Number of shares as to which the person has:

                      (i)  Sole power to vote or to direct the vote:
                           ----------------------------------------
                                    Schottenstein Stores Corporation - has sole
                                    power to vote 18,126,266 shares. Jay L.
                                    Schottenstein is a director and Chief
                                    Executive Officer of Schottenstein Stores
                                    Corporation and has power to vote and
                                    dispose of shares of Schottenstein Stores
                                    Corporation held by various trusts.
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CUSIP No. 920387 10 7
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                       (ii)   Shared power to vote or to direct the vote:  None.
                              -------------------------------------------

                      (iii)   Sole power to dispose or to direct the
                              --------------------------------------
                              disposition of:
                              ---------------
                                    Schottenstein Stores Corporation - has sole power to dispose 18,126,266 shares. Mr. Schottenstein is a director and Chief Executive Officer of Schottenstein Stores Corporation and has power to vote and dispose of shares of Schottenstein Stores Corporation held by various trusts.

                      (iv)    Shared power to dispose or to direct the
                              ----------------------------------------
                              disposition of: None.
                              ---------------

Item 5.           Ownership of Five Percent or Less of a Class
                  N/A

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person
                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                  N/A

Item 8. Identification and Classification of Members of the Group Schottenstein Stores Corporation, a Delaware corporation, is record and beneficial owner of 18,126,266 shares of the common shares of Value City Department Stores, Inc. Jay L. Schottenstein is the Chairman of the Board and Chief Executive Officer of Schottenstein Stores Corporation and has sole voting and investment power over 78.4% of the outstanding shares of Schottenstein Stores Corporation pursuant to irrevocable trusts for family members as to which Mr. Schottenstein is trustee.

Item 9.           Notice of Dissolution of Group
                  N/A

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CUSIP No. 920387 10 7
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Item 10.          Certification
                  N/A


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 12, 2001
                                         --------------------------------------
                                                          Date

                                        SCHOTTENSTEIN STORES CORPORATION


                                        By:   /s/  Jay L. Schottenstein
                                            -----------------------------------
                                                        Signature

                                         Jay L. Schottenstein, Chairman and CEO
                                         --------------------------------------
                                                         Name/Title